TO ALL STOCKBROKERS


May 3, 2006

ADP ICS
BROKERAGE SERVICES
51 Mercedes Way
Brentwood  NY  11717

Dear Sir:

This notice is to advise that the Annual Meeting of Shareholders of Diapulse Corporation of America will be held at the Corporate offices, 321 East Shore Road, Great Neck NY 11023 on Tuesday June 13, 2006 at 10:00 A.M.

Kindly inform us upon receipt regarding how many Proxies and Proxy Statements you require for your Diapulse clients. However, we prefer to mail directly and would appreciate receiving the names and addresses of your shareholders of record.

Please note that financial information is available at DIAC (OTC), with additional material on the Corporation at www.diapulse.com.

Thank you.


Shareholder Relations,
DIAPULSE CORPORATION OF AMERICA